Date: February 25, 2022	100 University Avenue, 8th floor Toronto ON, M5J 2Y1 www.computershare.com

To: All Canadian Securities Regulatory Authorities

Subject: POINTS.COM INC.

Dear Sir/Madam:

We advise of the following with respect to the upcoming Meeting of Security Holders for the subject Issuer:

Meeting Type :	Annual General Meeting
Record Date for Notice of Meeting :	March 24, 2022
Record Date for Voting (if applicable) :	March 24, 2022
Beneficial Ownership Determination Date :	March 24, 2022
Meeting Date :	May 11, 2022
Meeting Location (if available) :	Virtual Meeting
Issuer sending proxy related materials directly to NOBO:	No
Issuer paying for delivery to OBO:	Yes

Notice and Access (NAA) Requirements:
NAA for Beneficial Holders	No
NAA for Registered Holders	No

Voting Security Details:

Description	CUSIP Number	ISIN
COMMON	73085G109	CA73085G1090

Sincerely,

Computershare

Agent for POINTS.COM INC.